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FEB 27 2009

Washington, DC
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SEC 09040096 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN ~~Midwest Securities~~ Equity Capital Markets Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street, Suite 3232
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa (216) 592-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/6

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Midwest Securities Corp:

We have audited the accompanying consolidated statement of financial condition of FTN Midwest Securities Corp and subsidiary (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Midwest Securities Corp and subsidiary as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2009

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	747,892
Securities owned, at market value		30,935,828
Deposit with clearing organizations		225,000
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization		939,372
Goodwill		17,644,533
Other assets		1,053,402
Total assets	$	51,546,027
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	1,858,103
Accounts payable and accrued liabilities		627,600
Pension liability		1,320,574
Payable to clearing organization, net		1,629,298
Deferred tax liability		461,287
Securities sold, not yet purchased		125,515
Due to First Tennessee Bank National Association		1,081,678
Total liabilities		7,104,055
Stockholder's equity:		
Common stock, $0.001 par value. Authorized, issued, and outstanding 10,000 shares		10
Additional paid-in capital		35,912,389
Accumulated other comprehensive loss		(3,857,764)
Retained earnings		12,387,337
Total stockholder's equity		44,441,972
Total liabilities and stockholder's equity	$	51,546,027

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Midwest Securities Corp (the Company or FTN Midwest), a Delaware corporation, is a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, and NYSE Arca and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies.

FTN Midwest Asset Management Corp (FTNMAM) is a wholly owned subsidiary of the Company. FTNMAM was formed for the purpose of providing investment advisory services. FTNMAM is a Registered Investment Advisor under the Investment Company Act of 1940.

The Company clears its securities transactions through Pershing LLC (Pershing), an indirect subsidiary of The Bank of New York Mellon Corporation, on a fully disclosed basis.

(b) Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* Under the provisions of SFAS No. 142, goodwill is not subject to amortization. Rather, goodwill will be subject to an assessment for impairment using a fair-value-based test annually or more often if events or circumstances indicate that there may be impairment. The Company's impairment evaluations at December 31, 2008 indicated that none of the Company's goodwill was impaired.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash due from banks and exclude cash segregated from regulatory purposes.

(d) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, and are valued at market value using quoted market prices as determined through third-party pricing services. Trading securities owned are valued at current fair values.

(Continued)

(e) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, software, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of three to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(f) ***Collateral***

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) ***Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans***

Effective January 1, 2007, FHN elected early adoption of the final provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. See note 5 for additional information.

(i) ***Principles of Consolidation***

The consolidated statement of financial condition includes the accounts, after all intercompany eliminations, of FTN Midwest and its wholly owned subsidiary, FTNMAM.

(j) ***Other***

The Company's consolidated statement of financial condition is either carried at fair value or considered to be stated at fair value due to their short-term nature.

(k) ***Accounting for Uncertainty in Income Taxes***

Previously, FTN Midwest adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. FIN 48 does not require an adjustment to the beginning balance of retained earnings as FTN Midwest did not have

(Continued)

any uncertain tax positions at the time of adoption or at December 31, 2008. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

(l) Accounting Changes Issued but Not Currently Effective

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. As the GAAP hierarchy will reside in accounting literature established by the FASB upon adoption of SFAS No. 162, it will become explicitly and directly applicable to preparers of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 will have no effect on the Company's consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 141-R, *Business Combinations* and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51.* SFAS No. 141-R requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, SFAS No. 141-R provides that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. SFAS No. 141-R also provides that acquisition-related costs that an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income, which is attributable to the parent and noncontrolling interests, respectively. SFAS No. 141-R and SFAS No. 160 are effective prospectively for periods beginning on or after December 15, 2008, with the exception of SFAS No. 160's presentation and disclosure requirements, which should be retrospectively applied to all periods presented. The Company is currently assessing the financial impact of adopting SFAS No. 141-R and SFAS No. 160.

(m) Accounting Changes in Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, for existing fair value measurement requirements related to financial assets and liabilities as well as to nonfinancial assets and liabilities that are remeasured at least annually. In February 2008, the FASB staff issued FASB Staff Position (FSP) No. FAS 157-2 (FSP FAS 157-2), *Effective Date of FASB Statement No. 157*, which delayed the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for nonfinancial assets and liabilities that are recognized at fair value on a nonrecurring basis. SFAS No. 157 establishes a hierarchy to be used in performing

measurements of fair value. Additionally, SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. SFAS No. 157 also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. FSP FAS 157-2 delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for non-financial assets and liabilities which are recognized at fair value on a non-recurring basis. Therefore, in 2008 the Company has not applied the provisions of SFAS No. 157 for non-recurring fair value measurements related to its non-financial long-lived assets or its non-financial liabilities, as well as to goodwill and indefinite –lived intangible assets which are measured at fair value on a recurring basis for impairment assessment purposes but are not recognized in the financial statements at fair value. In October 2008, the FASB issued FSP No. FAS 157-3 (FSP FAS 157-3), *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*. FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of SFAS No. 157 had no effect on the Company's consolidated statement of financial condition.

Effective January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities that are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities that are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. The adoption of SFAS No. 159 had no effect on the Company's consolidated statement of financial condition.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated federal tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate return basis. The Company computes state taxes at the applicable state tax rate and remits payment directly to the applicable state authority or FHN where the Company is included in consolidated state returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2008, the Company had deferred tax liabilities of $461,287. Significant deferred balances are attributable to goodwill, prepaid pension, and stock option expense.

(Continued)

The Company pays franchise taxes for the State of Ohio.

(3) Transactions with Related-Parties

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement.

The Company's cash is held in a noninterest-bearing checking account with FTBNA.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is, therefore, not available.

The Company has a discretionary incentive plan to make payments to certain members of management that is based on the performance of the Company. Such payments are calculated as a percentage of the Company's adjusted net earnings for the year. At December 31, 2008, there were no payments due under this incentive plan.

FHN issues nonqualified stock options and restricted stock to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options and restricted stock vest within 3 to 4 years and expire 10 years from the date of the grant.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(4) Fair Values of Assets and Liabilities

In accordance with SFAS No. 157, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions

that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Fair value of assets and liabilities measured on a recovery basis:

	December 31, 2008			
	Total	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 30,935,828	30,923,828	—	12,000
Securities sold, not yet purchased	125,515	125,515	—	—

The Company did not fair value any assets or liabilities on a non-recurring basis at December 31, 2008.

(5) Fair Value of Financial Instruments

Financial instruments included in the Company's consolidated statement of financial condition consist of cash, trading securities, and securities sold, not yet purchased. Securities owned and securities sold, not yet purchased, are accounted for at fair value. As of December 31, 2008, securities owned totaled $30,935,828, which consisted of equity and other securities of $1,125,126 and a money market mutual fund of $29,810,702. Securities sold, not yet purchased, totaled $125,515, consisting of various equity securities.

(6) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2008:

Furniture and equipment	$ 1,026,304
Communications and computer equipment	1,178,069
Leasehold improvements and other fixed assets	1,755,049
	3,959,422
Less accumulated depreciation and amortization	(3,020,050)
	$ 939,372

(7) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, as defined, plus additional amounts required for brokers and dealers engaged in market making activities limited to net capital requirements of $1,000,000. At December 31, 2008, the Company's net capital, as defined, totaled $22,627,775, which was $21,944,275, greater than the required net capital of $683,500 for December 31, 2008.

The Company claims exemption from Rule 15c3-3 under Paragraph (K)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(8) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the consolidated statement of financial condition as of December 31, 2008, related to these indemnifications.

The Company introduces certain of its customer transactions to a clearing broker, Pershing, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2008, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2008, there are no outstanding claims that are expected to result in an adverse material impact to the Company's consolidated statement of financial condition.

KPMG

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Midwest Securities Corp, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

S. Raffa
Signature

Chief Financial Officer
Title

Leslie A. Beck
Notary Public
Leslie A. Beck
Exp 05/23/2011

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Income (Loss)
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*